As filed with the Securities and Exchange Commission on June 9, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2016

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from __________ to __________

Commission File
No. 0 - 18645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRIMBLE INC.

935 Stewart Drive
Sunnyvale, CALIFORNIA 94085

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
Years ended December 31, 2016 and 2015

Page

Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements:

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedules as of December 31, 2016

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	10

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year)	11

Signature	12

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Inc. Savings
and Retirement Plan
We have audited the financial statements of the Trimble Inc. Savings and Retirement Plan (the Plan, formerly known as Trimble Navigation Savings and Retirement Plan) as of December 31, 2016 and 2015, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, and the schedule of delinquent contributions for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

San Francisco, California
June 9, 2017

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Assets:
Investments, at fair value	$436,089,257	$393,146,348
Receivables:
Notes receivable from participants	4,621,669	5,196,470
Other receivables	30,105	—
Employee receivables	11,772	3,902
Employer receivables	175,271	174,974
Total Receivables:	4,838,817	5,375,346
Net assets available for benefits	440,928,074	398,521,694

See accompanying notes

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2016	2015
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$11,166,060	$20,708,353
Net realized and unrealized appreciation (depreciation) in fair value of investments	22,542,847	(25,238,790)
	33,708,907	(4,530,437)
Contributions:
Participants'	34,876,282	36,705,576
Employer's	8,261,001	7,409,313
	43,137,283	44,114,889
Total additions	76,846,190	39,584,452
Deductions from net assets attributed to:
Withdrawals and distributions	38,394,013	26,290,877
Administrative expenses	65,501	75,688
Total deductions	38,459,514	26,366,565
Net increase in net assets before transfer	38,386,676	13,217,887
Transfer of assets to the Plan	4,019,704	—
Net increase in net assets	42,406,380	13,217,887
Net assets available for benefits:
Beginning of year	398,521,694	385,303,807
End of year	$440,928,074	$398,521,694

See accompanying notes

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 and 2015

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Inc. Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the “Company”) to provide benefits to eligible employees. On October 1, 2016, Trimble Navigation Limited changed its name to Trimble Inc. ("Trimble" or the "Company") and changed its state of incorporation from the State of California to the State of Delaware (the “Reincorporation”). Other than the change in corporate domicile, the reincorporation did not result in any change in the business, physical location, management, assets, liabilities or total stockholders' equity of the Company, nor did it result in any change in location of the Company's employees, including the Company's management. Additionally, the reincorporation did not alter any stockholders' percentage ownership interest or number of shares owned in the Company. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On May 3, 2011, the Company acquired privately-held Ashtech S.A.S., headquartered in Carquefou, France, and its affiliates. Ashtech is a leading provider of precision GNSS products for positioning, guidance, navigation and timing, with a wide range of solutions for diverse applications in science, education, government, industry and commerce. On May 9, 2016, Ashtech 401(k) Profit Sharing Plan and Trust merged into the Plan and $3,268,505 of assets were transferred into the Plan. On May 12, 2016, $744,701 of assets from another two acquired companies were also transferred into the Plan.

During 2016 and 2015, the Company acquired several companies that sponsored 401(k) plans. Each of the plans sponsored by these companies were resolved to either be terminated or merged, with assets transferring into the Plan. Each of the employees hired by the Company became eligible to participate in the Plan and were allowed to rollover existing balances from their former plan to the Plan.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan.  The Company contracted with Fidelity Management Trust Company (“Fidelity”) to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator and record keeper. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment valuation and income recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.
Investments of the Plan are held by Fidelity and invested primarily in mutual funds, a money market fund and the Company's common stock based solely upon instructions received from participants. The Plan’s investments in mutual funds, the money market fund and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Notes receivable from participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event based upon the terms of the Plan document.

Income taxes - The Plan received a favorable determination letter dated April 8, 2015 and it has been amended since receiving this letter.  The Plan administrator believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended, and related state statutes, and that the trust, which forms part of the Plan, is exempt from federal income and state franchise taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2016 and 2015.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent accounting pronouncements - In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). The ASU removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The ASU has been adopted for the December 31, 2016 Plan year end on the Plan’s financial statements. The Plan's financial statements and the investment disclosures in Note 2 have been retrospectively modified as of December 31, 2015, as well.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). The ASU Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. The ASU Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. The ASU Part III does not apply to the Plan. The ASU has been adopted for the December 31, 2016 Plan year end.

NOTE 2 - FAIR VALUE DISCLOSURES

The fair value measurements standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

The fair value measurements standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Following are the major categories of assets measured at fair value on a recurring basis at December 31, 2016 and 2015:

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments:
Money market funds (1)	$29,478,363	$—	$—	$29,478,363
Employer securities (1)	26,823,192	—	—	26,823,192
Common stocks (1)	6,399,554	—	—	6,399,554
Mutual funds: (1)	372,527,386			372,527,386
Other	101,634	141,445	—	243,079
Total investments measured at fair value	$435,330,129	$141,445	$—	$435,471,574
Common/collective trust funds (2)				$617,683
Total investments				$436,089,257

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
Money market funds (1)	$29,232,056	$—	$—	$29,232,056
Employer securities (1)	21,134,303	—	—	21,134,303
Common stocks (1)	4,914,272	—	—	4,914,272
Mutual funds: (1)	337,532,962	—		337,532,962
Other	115,207	217,548	—	332,755
Total investments	$392,928,800	$217,548	$—	$393,146,348

(1) The fair values are determined using the closing price reported on the active market on which the individual securities are traded.

(2) The fair values are valued at the net asset value (NAV) of shares held by the Plan at year end.

NOTE 3 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2016 and 2015 was as follows:

Date	Number of shares	Fair value	Cost
2016	889,617	$26,823,192	$11,958,345
2015	985,229	$21,134,303	$12,798,589

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 50% of their eligible pre-tax or Roth after-tax compensation up to the amount allowable under current income tax regulations.  The Plan permits the automatic enrollment of eligible employees in the Plan with a contribution of 2% of eligible compensation, unless the employee affirmatively elects otherwise. Participants who have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  For 2015, the Company matched 50% of the participant’s contribution up to 5% of eligible compensation with a maximum of $2,500 per year. Effective April 1, 2016, the Company started to match 50% of the participant’s contribution up to 6% of eligible compensation, with a maximum of $750 per calendar quarter and $3,000 per calendar year. The Company also makes a non-elective employer contribution equal to 2% of base salary for non-highly compensated employees in specified job codes. Contributions for the years ended December 31, 2016 and 2015 were $8,261,001 and $7,409,313 respectively.

Vesting - Participants are immediately vested in their entire account, including employer contributions. Employer contributions made for the non-elective contribution account is fully vested after the employee has completed three years of service or attained age 60, whichever occurs first.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contributions.  The allocation of the Company’s contributions is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant's interest in their account.  The Plan allows for automatic distribution of participant account balances that do not exceed $5,000.

Notes receivable from participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the participant's balance.  Such notes receivable bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the notes receivable are used for the purchase of a principal residence in which case the maximum repayment period is ten years.  The specific terms and conditions of such notes receivable are established by the Committee.  Outstanding notes receivable at December 31, 2016 carry interest rates ranging from 3.25% to 9.5%.

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE
TRIMBLE INC. SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number 94-2802192
Plan Number: 001

For the year ended December 31, 2016

Totals that constitute nonexempt prohibited transactions

Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Year ended December 31, 2016
$11,772	$—	$11,772	$—	$—

SUPPLEMENTAL SCHEDULE
TRIMBLE INC. SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

Employer Identification Number 94-2802192
Plan Number: 001
December 31, 2016

		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

	PIMCO Total Return Fund Institutional Class	Mutual Fund	24,674,179
*	Brokeragelink	Self directed brokerage accounts	11,050,839
	JPMorgan U.S. Small Company Fund Class	Mutual Fund	7,972,409
	Hartford International Opportunities HLS Class IA	Mutual Fund	3,164,321
*	Spartan Global ex U.S. Index Fund - Fidelity Advantage Class	Mutual Fund	1,223,338
	Wells Fargo Advantage Common Stock Fund Class R6	Mutual Fund	17,958,254
	Massachusetts Financial Services Value Fund	Mutual Fund	11,495,189
	Vanguard Retirement Income Fund	Mutual Fund	1,756,200
	Vanguard Target Retirement Fund 2010	Mutual Fund	1,157,497
	Vanguard Target Retirement Fund 2015	Mutual Fund	4,741,114
	Vanguard Target Retirement Fund 2020	Mutual Fund	14,186,103
	Vanguard Target Retirement Fund 2025	Mutual Fund	17,453,318
	Vanguard Target Retirement Fund 2030	Mutual Fund	18,612,221
	Vanguard Target Retirement Fund 2035	Mutual Fund	17,180,432
	Vanguard Target Retirement Fund 2040	Mutual Fund	13,758,715
	Vanguard Target Retirement Fund 2045	Mutual Fund	11,788,265
	Vanguard Target Retirement Fund 2050	Mutual Fund	6,648,321
	Vanguard Target Retirement Fund 2055	Mutual Fund	3,789,242
*	Fidelity Value Fund Class K	Mutual Fund	4,442,851
*	Fidelity Institutional Money Market Fund	Mutual Fund	28,029,281
*	Fidelity Contrafund Class K	Mutual Fund	48,749,132
*	Fidelity Balanced Fund Class K	Mutual Fund	25,592,313
*	Fidelity Diversified International Fund Class K	Mutual Fund	17,602,588
*	Fidelity Dividend Growth Fund Class K	Money Market Fund	16,841,478
*	Fidelity Low Price Stock Fund Class K	Mutual Fund	19,363,202
*	Fidelity Capital Appreciation Fund Class K	Mutual Fund	20,076,173
*	Spartan 500 Index Fund	Mutual Fund	39,341,407
*	Fidelity Advisor Stable Value	Common Collective Trust Fund	617,683
*	Trimble Inc. Common Stock	Employer securities	26,823,192
*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.5%	4,621,669
		Total	$440,710,926
*	Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 9, 2017

By: /s/ Steven W. Berglund
Steven W. Berglund
Title: President and Chief Executive Officer
Trimble Inc.

On behalf of the administrator of the
Trimble Inc. Savings and Retirement Plan